UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Multi Packaging Solutions International Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G6331W109

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Mustang Investment Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,232,216
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,232,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,232,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.75%(1)
12.	Type of Reporting Person (See Instructions) PN

[1]	Based on 77,439,432 Common Shares outstanding as of November 12, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2015.

1.	Names of Reporting Persons MDP Global Investors II Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 29,232,216
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 29,232,216
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,232,216
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 37.75%(1)
12.	Type of Reporting Person (See Instructions) CO

[1]	Based on 77,439,432 Common Shares outstanding as of November 12, 2015, as reported in the Issuer’s quarterly report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2015.

Item 1.

(a)	Name of Issuer

Multi Packaging Solutions International Limited (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

150 E 52nd St, 28th Floor

New York, NY 10022

Item 2.

(a)	Name of Person Filing

This Schedule 13G (the “Schedule 13G”) is being filed jointly by each of Mustang Investment Holdings L.P. and MDP Global Investors II Limited (collectively, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 2016, a copy of which is attached as Exhibit A to this Schedule 13G, pursuant to which the Reporting Persons agreed to file this Schedule 13G and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”).

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office for all Reporting Persons is:

70 W. Madison St.

Suite 4600

Chicago, Illinois 60602

(c)	Citizenship

The place of organization of each of the Reporting Persons is set forth on such Reporting Person’s cover page.

(d)	Title of Class of Securities

Common Shares, par value $1.00 per share (the “Common Shares”)

(e)	CUSIP Number

G6331W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The information set forth in Rows 5 through 11 of the cover pages to this Schedule 13G is incorporated herein by reference for each Reporting Person.

Mustang Investment Holdings L.P. (“Holdings”) holds a total of 29,232,216 Common Shares of the Company. MDP Global Investors II Limited (“GP”) is the sole general partner of Holdings. By virtue of this relationship, each of the Reporting Persons may be deemed to share beneficial ownership of the Common Shares of the Company held by Holdings.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2016

MDP GLOBAL INVESTORS II LIMITED

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

MUSTANG INVESTMENT HOLDINGS L.P.

By:	MDP Global Investors II Limited its General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Shares, par value $1.00 per share, of Multi Packaging Solutions International Limited, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filing. In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of February 12, 2016.

MDP GLOBAL INVESTORS II LIMITED

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director

MUSTANG INVESTMENT HOLDINGS L.P.

By:	MDP Global Investors II Limited its General Partner

By:	/s/ Mark B. Tresnowski
Name: Mark B. Tresnowski
Title: Managing Director